SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                 AMENDMENT NO. 10
                                       to
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D
                                ---------------
                                OZEMAIL LIMITED
                              (ACN # 066 387 157)
                           (NAME OF SUBJECT COMPANY)
                      UUNET HOLDINGS AUSTRALIA PTY LIMITED
                            UUNET TECHNOLOGIES, INC.
                               MCI WORLDCOM, INC.
                                    (BIDDER)
                                ---------------
                              ORDINARY SHARES AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                                ---------------
                            [NONE] (ORDINARY SHARES)
                    [692674104] (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ---------------
                               CHARLES T. CANNADA
                  SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
                               MCI WORLDCOM INC.
                             515 EAST AMITE STREET
                          JACKSON, MISSISSIPPI 39201
                                 (601) 360-8600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                ---------------
                                WITH  COPIES TO:

            R. RANDALL WANG, ESQ.        MARTINA W. KNEE, ESQ.
            BRYAN CAVE LLP               UUNET TECHNOLOGIES, INC.
            ONE METROPOLITAN SQUARE      3060 WILLIAMS DRIVE
            SUITE 3600                   FAIRFAX, VIRGINIA  22031
            ST. LOUIS, MISSOURI  63102   (703) 206-5600
            (314) 259-2000


                                Page 1 of 9 pages
                      Exhibit Index is located on page 8.
================================================================================

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 2 of 9 Pages

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              UUNET HOLDINGS AUSTRALIA PTY LIMITED (00-00000000)
-------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
-------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW SOUTH WALES, AUSTRALIA
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   143,401,463
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   96%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 3 of 9 Pages


-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      UUNET TECHNOLOGIES, INC.  54-1543611
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                       WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       143,401,463
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                       96%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 4 of 9 Pages


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     MCI WORLDCOM, INC.  58-1521612
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                     WC & BK
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     GEORGIA
--------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     143,401,463
--------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES*

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     96%
--------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 5 of 9 Pages



         This Statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 7, 1999, which was amended on January 20, 1999, January 27, 1999, February 2, 1999, February 3, 1999, February 9, 1999, February 12, 1999, February 12, 1999, February 16, 1999 and February 18, 1999 (the "Schedule 14D-1"), and relates to the offer by UUNET Holdings Australia Pty Limited, a company incorporated in New South Wales, Australia ("Purchaser") and a wholly owned subsidiary of UUNET Technologies, Inc., a Delaware corporation ("Intermediate"), which is, in turn, a wholly-owned subsidiary of MCI WORLDCOM, Inc., a Georgia corporation ("Parent"), to purchase all outstanding: (a) ordinary shares (the "Shares") of OzEmail Limited, a corporation incorporated under the laws of the State of New South Wales, Australia (the "Company"), and (b) American Depositary Shares ("ADSs"), each representing 10 Ordinary Shares (the Shares and the ADSs collectively, the "Securities"), of the Company, at a price of US$2.20 per Share and US$22.00 per ADS, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 1999 (Sydney time (January 7, 1999, New York time)), a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(1) thereto and (i) in the case of Shares, in the related Acceptance and Transfer Form, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(2) thereto and (ii) in the case of ADSs, in the related Letter of Transmittal, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(3) thereto (which Offer to Purchase, Acceptance and Transfer Form and Letter of Transmittal, as amended from time to time, together constitute the "Offer").

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         See Below

ITEM 10.          ADDITIONAL INFORMATION

         Items 6(a), 6(b), 7 and 10(f) are hereby amended and supplemented by the following:

         "The Offer expired at 1:00 A.M., New York City time, on Wednesday, February 24, 1999 and at 5:00 P.M., Sydney time, on Wednesday, 24 February, 1999. The Registry and Depositary for the Offer have advised Purchaser that at the expiration of the Offer, there were validly tendered and not withdrawn pursuant to the Offer 121,538,289 shares (including shares represented by ADSs and/or subject to guarantees of delivery). The Purchaser has accepted all such Shares for payment pursuant to the Offer. These Shares, together with the 21,863,174 ordinary shares already owned by Purchaser, represent approximately 96% of the number of shares outstanding.

         Purchaser will make payment for tendered shares on March 1, 1999, three business days after the Expiration Date.

         Pursuant to a modification to the Corporations Law received from ASIC, Purchaser expects, five days after the Expiration Date, to satisfy the 75% (number of registered holders) test under the Corporations Law so that Purchaser may proceed to compulsorily acquire ordinary shares (including ordinary shares represented by ADSs) not tendered in the Offer.

         Accordingly, Purchaser expects to make a further announcement on March 1, 1999 (New York City time) that it intends to exercise its right under the Corporations Law to acquire by compulsory acquisition all OzEmail ordinary shares (including shares represented by ADSs) still outstanding.

         On February 24, 1999, Parent issued a press release announcing the expiration of the Offer. A copy of such press release is attached as Exhibit
(a)(24) hereto and is incorporated herein by reference.

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 6 of 9 Pages



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

         "(a)(24) News   Release  dated  February 24, 1999  (Jackson,  MS time),
issued by Parent."

          The undersigned hereby agree to jointly file a statement on Schedule 14D-1 and Schedule 13D, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 14d-1 and Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 7 of 9 Pages



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 24, 1999

                                         UUNET Holdings Australia Pty Limited

                                         By:                *
                                         Name:     Charles T. Cannada
                                         Title:          Director




                                         UUNET Technologies, Inc.

                                         By:                *
                                         Name:        Mark F. Spagnolo
                                         Title: President and Chief Executive
                                                         Officer



                                         MCI WORLDCOM, Inc.
                                         By:                *
                                         Name:       Scott D. Sullivan
                                         Title: Chief Financial Officer and
                                                        Secretary



*By:     /s/ Charles T. Cannada
        ---------------------------------------
Name:   Charles T. Cannada
Title:  Authorized Representative and Attorney-
        in-Fact under Powers of Attorney filed
        with the original Schedule 14D-1

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 8 of 9 Pages



                                  EXHIBIT INDEX

       *(a)(1) Offer to Purchase, dated January 8, 1999 (Sydney, Australia time) (January 7, 1999, New York time).

       *(a)(2)    Acceptance and Transfer Form

       *(a)(3)    Letter of Transmittal.

       *(a)(4)    Notice of Guaranteed Delivery.

       *(a)(5) Letter from Merrill Lynch to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(6) Letter to ADS Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(7) Form of Summary Advertisement as published in the Wall Street Journal on January 7, 1999 (New York City time).

       *(a)(8) News Release dated January 7, 1999 (Jackson, MS time), issued by Parent.

       (a)(9) News Release dated December 13, 1998 (Jackson, MS time) and December 14, 1998 (Sydney, Australia time), issued by Parent (incorporated by reference to Schedule 1 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (a)(10) News Release dated December 14, 1998 (Sydney, Australia time), issued by the Company (incorporated by reference to Schedule 2 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       *(a)(11)   News  Release   dated  January  20, 1999  (Jackson,  MS time),
                  issued by Parent.

       *(a)(12) Letter from Parent to Shareholders/ADS holders dated 27 January, 1999 (Sydney, Australia time).

       *(a)(13) Notice pursuant to Section 663(3) of the Corporation Law in the form filed by Purchaser with the Australian Stock Exchange on February 1, 1999.

       *(a)(14) News Release dated February 8, 1999 (Jackson, MS time), issued by Parent.

       *(a)(15)   Letter   from   Parent   to   Shareholders/ADS holders dated 9
                  February, 1999 (Sydney, Australia time).

       *(a)(16) Notice of Variation pursuant to Section 657 of the Corporation Law in the form filed by Purchaser with the Australian Stock Exchange on 9 February, 1999 (Sydney, Australia time).

       *(a)(17)   News  Release   dated   February 11, 1999 (Jackson,  MS time),
                  issued by Parent.

       *(a)(18) News Release dated February 11, 1999 (Jackson, MS time), issued by Parent.

       *(a)(19) News Release dated February 12, 1999 (Jackson, MS time), issued by Parent.

       *(a)(20) Notice pursuant to Section 663(4) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999.

       *(a)(21) Notice pursuant to Section 663(3) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999.

                            Amendment No. 10 to 14D-1
CUSIP NO. 692674104                                            Page 9 of 9 Pages


      *(a)(22) Declaration pursuant to Section 730 of the Corporation Law given by the Australian Securities and Investments Commission on 16 February, 1999.

       *(a)(23) News Release dated 17 February, 1999 (Sydney, Australia time), issued by OzEmail.

       (a)(24)    News   Release   dated  February 24, 1999 (Jackson,  MS time),
                  issued by Parent.

       (b)(1) Amended and Restated Facility A Revolving Credit Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated as of August 6, 1998 (incorporated herein by reference to Exhibit 10.1 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (b)(2) 364-day Revolving Credit and Term Loan Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit
                  10.3 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (c) Subscription Agreement, dated December 11, 1998, by and between the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (d)        [Not applicable.]

       (e)        [Not applicable.]

       (f)        [Not applicable.]

       *(g)(1) Powers of Attorney (contained on the signature pages to the original Schedule 14D-1, dated and filed on January 7, 1999).

* Previously filed